SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION l5(d) OF THE SECURITIES EXCHANGE ACT OF l934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 0-16350

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Hill and Knowlton Retirement and 401k Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WPP plc

27 Farm Street

London, United Kingdom, W1J5RJ

HILL AND KNOWLTON RETIREMENT AND 401K SAVINGS PLAN

*	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of the

Hill and Knowlton Retirement and 401k Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Hill and Knowlton Retirement and 401k Savings Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules appearing on pages eleven and twelve of this report are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/S/ BENCIVENGA WARD & COMPANY, CPA’s, P.C.

Valhalla, New York

June 20, 2014

HILL AND KNOWLTON RETIREMENT AND 401k SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2013 AND 2012

	2013	2012
ASSETS:

Investments, at fair value	$71,911,653	$62,033,593

Receivables -
Employer matching contribution	1,499,487	1,569,194
Employer retirement contribution	891,196	929,139
Participant contributions	90,631	82,324
Notes receivable from participants	566,506	588,213

Total receivables	3,047,820	3,168,870

Total assets	74,959,473	65,202,463

NET ASSETS AVAILABLE FOR BENEFITS, AT FAIR VALUE	74,959,473	65,202,463

Adjustment from fair value to contract value for fully-benefit responsive investment contracts	(255,031)	(458,136)

NET ASSETS AVAILABLE FOR BENEFITS	$74,704,442	$64,744,327

See accompanying notes to the financial statements.

HILL AND KNOWLTON RETIREMENT AND 401k SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE

FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2013

ADDITIONS:

INVESTMENT INCOME:

Interest and dividend income	$2,109,784
Net appreciation in fair value of investments	9,894,933

Total investment income	12,004,717

Interest income on notes receivable from participants	23,264

CONTRIBUTIONS:

Participant contributions	2,878,276
Employer contributions	2,395,521
Rollover contributions	218,120

Total contributions	5,491,917

Total additions	17,519,898

DEDUCTIONS:
Benefits paid to participants	7,556,685
Administrative expenses	3,098

Total deductions	7,559,783

INCREASE IN NET ASSETS	9,960,115

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	64,744,327

End of year	$74,704,442

See accompanying notes to the financial statements.

HILL AND KNOWLTON RETIREMENT AND 401k SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2012 AND FOR THE YEAR ENDED DECEMBER 31, 2013

1.	DESCRIPTION OF THE PLAN

The following description of the Hill and Knowlton Retirement and 401k Savings Plan (the “Plan”), as amended and restated effective January 1, 2013, is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

General - The Plan is a defined contribution plan covering substantially all employees of Hill and Knowlton Strategies, LLC, (the “Company” or “Plan Sponsor”) formerly Hill & Knowlton, Inc., and is a wholly-owned subsidiary of WPP plc. The Plan allows employees to make deferred contributions as soon as practicable after their date of hire, as defined in the Plan Document. Vanguard Fiduciary Trust Company (“VFTC”) is the Trustee, Custodian and Recordkeeper for the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions - Each year participants may contribute up to 50 percent of their pretax annual compensation, as defined by the Plan. The Plan also allows for catch-up contributions to be made. In addition, effective August 31, 2011, participants may make Roth elective deferrals to their account. Effective January 1, 2012, the Company contributes up to 4 percent of annual eligible compensation a participant contributes to the Plan who is an active employee on the last day of the Plan year (“Matching Contributions”). Effective January 1, 2012, an employee becomes eligible to receive Matching Contributions on his or her employment commencement date as defined in the Plan. Effective January 1, 2009, the Company, in its sole discretion, may make a contribution on behalf of each participant who was employed on the last day of the Plan year, in an amount to be determined by the Company (“Retirement Contribution”). In 2013, the Retirement Contribution equaled 3% of annual eligible compensation. For purposes of receiving Retirement Contributions an employee becomes eligible on the first day of the month coincident with, or after the completion of, two years of service.

Effective July 1, 2011, eligible employees shall be automatically enrolled in the Plan at a deferral rate of 4% of their eligible compensation, unless the employee elects prior to his or her date of Plan participation either not to defer compensation or to defer a larger or smaller percentage of compensation. These same employees shall also be deemed to have elected to increase their deferred contributions in 1% increments in each Plan year following the automatic enrollment up to a maximum deferral rate of 10% of compensation. These contributions are invested in the default investment fund, as defined in the Plan.

Additional amounts may be contributed at the discretion of the Company’s Board of Directors. Participants may also contribute amounts representing qualifying distributions from other qualified plans. Contributions are subject to certain Internal Revenue Code (“IRC”) limitations.

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s Matching Contribution, the Company’s Retirement Contribution and allocations of Plan earnings, and charged with an allocation of Plan losses and administrative expenses. The benefit to which a participant is entitled is the participant’s vested account.

Vesting - Participants are vested immediately in their contributions and the Company’s Retirement Contributions, plus actual earnings thereon. Participants employed prior to January 1, 2012, vest in Company Matching Contributions on a three-year graded schedule. Participants employed after such date vest on a four-year graded schedule.

HILL AND KNOWLTON RETIREMENT AND 401k SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2012 AND FOR THE YEAR ENDED DECEMBER 31, 2013

1.	DESCRIPTION OF THE PLAN (continued)

Forfeited Accounts - At December 31, 2013 and 2012, forfeited non-vested amounts totaled $497,655 and $137,377, respectively. These amounts will be used to reduce the Company’s future contributions (Matching or Retirement) and Plan expenses. Forfeitures were not used in 2013.

Investments - Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan offers a number of mutual funds, a family of target retirement funds, a common collective trust fund, and a WPP Stock Fund, which invests in American Depositary Shares (“ADSs”) of WPP plc (“WPP plc ADSs”).

Notes Receivable From Participants – Participants may borrow from their account amounts up to a maximum of $50,000 or 50% of their vested account balance, whichever is less, but not less than $1,000. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates as determined quarterly by the Plan Administrator. Principal and interest are paid ratably through payroll deductions. At December 31, 2013, interest rates ranged from 4.25% to 7.00%, for outstanding loans.

Payment of Benefits - On termination of service due to death, disability, retirement, or termination, a married participant (or surviving spouse) whose account was transferred in from the Money Purchase Pension Plan, a former plan that was previously merged into the Plan, may elect to receive payment of that portion of his or her benefit in the form of a qualified joint and survivor annuity (as to the Money Purchase portion of the account), or in the form of a lump-sum distribution with the consent of the participant’s spouse. An unmarried participant whose account was transferred in from the Money Purchase Pension Plan may elect to receive that portion of his or her payment in the form of a monthly annuity (not to exceed the life expectancy of the participant and only as to the Money Purchase portion of the account), or in the form of a lump-sum distribution. The remainder of each participant’s account that is not attributable to the Money Purchase Pension Plan will be distributed in a lump-sum payment. All participants who were not participants of the Money Purchase Pension Plan and those whose accounts do not exceed $1,000 receive their distributions in a lump-sum payment. All participant distributions are equal to the value of the participant’s vested interest in his or her account with commencement of payment as prescribed in the Plan Document.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

HILL AND KNOWLTON RETIREMENT AND 401k SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2012 AND FOR THE YEAR ENDED DECEMBER 31, 2013

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investment Valuation and Income Recognition – The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation/depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants – Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2013 or 2012. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Excess Contributions Payable – Amounts payable to participants for contributions in excess of amounts allowed by the Internal Revenue Service (“IRS”) are recorded as a liability with a corresponding reduction to contributions. There were no excess contributions in 2013.

Use of Estimates - The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Administrative Expenses - Administrative expenses of the Plan are paid by the Plan, as provided for in the Plan Document, to the extent not paid by the Company.

Payment of Benefits - Benefits are recorded when paid.

Subsequent Events – The Plan’s management evaluated subsequent events through June 20, 2014, the date the financial statements were available to be issued, and no additional disclosures were required.

3.	FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows: Level 1 inputs consist of unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access; Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, or other inputs that are derived principally from, or corroborated by, observable market data by correlation or other means. If the asset or liability has a specific (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability. Level 3 inputs are unobservable and significant to the fair vale measurement. These inputs are supported by little or no market activity and require significant management judgment or estimation.

HILL AND KNOWLTON RETIREMENT AND 401k SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2012 AND FOR THE YEAR ENDED DECEMBER 31, 2013

3.	FAIR VALUE MEASUREMENTS (continued)

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013 and 2012.

Level 1 Fair Value Measurements -

The fair value of mutual funds and the WPP Stock Fund is based on quoted net asset values of the shares held by the Plan at year-end.

Level 2 Fair Value Measurements -

The Vanguard Retirement Savings Trust (“Trust”), a common collective trust, invests primarily in synthetic guaranteed investment contracts and short-term money market funds. The Trust is valued at the net asset value (“NAV”) as provided by the trustee, which is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2013 and 2012.

	Assets at Fair Value as of December 31, 2013
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Mutual funds -
Bond funds	$6,331,190	$—	$—	$6,331,190
Growth fund	11,573,608	—	—	11,573,608
Value funds	13,167,745	—	—	13,167,745
International funds	4,032,192	—	—	4,032,192
Index funds	10,131,274	—	—	10,131,274
Target funds	15,651,136	—	—	15,651,136
Money Market funds	497,655	—	—	497,655
Common collective trust	—	9,631,184	—	9,631,184
WPP Stock Fund	895,669	—	—	895,669

Total assets at fair value	$62,280,469	$9,631,184	$—	$71,911,653

HILL AND KNOWLTON RETIREMENT AND 401k SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2012 AND FOR THE YEAR ENDED DECEMBER 31, 2013

3.	FAIR VALUE MEASUREMENTS (continued)

	Assets at Fair Value as of December 31, 2012
	Quoted Prices	Significant
	in Active	Other	Significant
	Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Mutual funds -
Bond funds	$7,009,008	$—	$—	$7,009,008
Growth fund	10,191,331	—	—	10,191,331
Value funds	11,238,013	—	—	11,238,013
International funds	3,747,065	—	—	3,747,065
Index funds	7,739,480	—	—	7,739,480
Target funds	11,843,792	—	—	11,843,792
Money Market funds	137,377	—	—	137,377
Common collective trust	—	9,423,623	—	9,423,623
WPP Stock Fund	703,904	—	—	703,904

Total assets at fair value	$52,609,970	$9,423,623	$—	$62,033,593

4.	INVESTMENTS IN COLLECTIVE TRUST

The investment in the Vanguard Retirement Savings Trust (“VRST”) includes fully benefit-responsive investments stated at fair value. Contract value is equal to principal balance plus accrued interest. There are no reserves against contract value for credit risk of the contract issuer or otherwise. There are no unfunded commitments and the redemption frequency is daily. The redemption notice period of the Trust is twelve months, which provides for Plan redemptions at contract value, subject to the provisions of the Trust. The average yield and crediting interest rates for the VRST were 1.98% and 1.56%, respectively, for 2013 and 2.22% and 1.82%, respectively, for 2012. The crediting interest rate is based on a formula agreed upon with the issuer.

Certain events such as premature termination of the contract by the Plan or termination of the Plan, can limit the Plan’s ability to transact at contract value with the Trust. In those events, the amounts withdrawn may be payable at fair value rather than contract value. However, based upon experience to date, the Plan Administrator does not believe that the occurrence of any event limiting the Plan’s ability to transact at contract value with participants is probable.

HILL AND KNOWLTON RETIREMENT AND 401k SAVINGS PLAN NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013 AND 2012 AND FOR THE YEAR ENDED DECEMBER 31, 2013

5.	INVESTMENTS

The Plan’s investments that represented five percent or more of the Plan’s net assets available for benefits as of December 31, 2013 and 2012 are as follows:

Fund	2013	2012
Vanguard Retirement Savings Trust	$9,631,184	$9,423,623
Vanguard Morgan Growth Fund	8,321,428	7,452,852
Vanguard Wellington Fund	6,556,320	5,976,189
Vanguard Small-Cap Value Index Fund	4,449,040		*
Vanguard Total Bond Mkt Index Fund	4,395,479	4,948,839
Vanguard Windsor II Fund	3,961,949		*

*	This investment did not represent 5% or more of the Plan’s net assets available for benefits at December 31, 2012.

During 2013, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $9,894,933 as follows:

Investment Category
Mutual funds	$9,563,411
WPP Stock Fund	331,522

Net appreciation in fair value of investments	$9,894,933

6.	PARTY-IN-INTEREST TRANSACTIONS

The Plan provides participants the option to invest in the WPP Stock Fund, a party-in-interest. At December 31, 2013, the Plan held 7,798 WPP plc ADSs in the WPP Stock Fund, which is valued at $895,669, and at December 31, 2012 the Plan held 9,656 WPP Group plc ADSs in the WPP Stock Fund, which is valued at $703,904.

Certain Plan investments are shares of mutual funds managed by an affiliate of VFTC. VFTC is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. There have been no known prohibited transactions with parties-in-interest.

7.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in the Company contribution portion of their account.

8.	TAX STATUS

The IRS has determined and informed the Company by a letter dated April 30, 2014, that the Plan and related Trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related Trust is tax-exempt.

HILL AND KNOWLTON RETIREMENT AND 401k SAVINGS PLAN NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013 AND 2012 AND FOR THE YEAR ENDED DECEMBER 31, 2013

8.	TAX STATUS (continued)

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

9.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

10.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2013 and 2012 to IRS Form 5500:

	2013	2012
Net assets available for benefits per financial statements	$74,704,442	$64,744,327
Deemed loans	(22,788)	(1,429)
Adjustment from fair value to contract value for fully-benefit responsive investment contracts	255,031	458,136

Net assets available for benefits per the IRS Form 5500	$74,936,685	$65,201,034

***

HILL AND KNOWLTON RETIREMENT AND 401k SAVINGS PLAN	EIN 13-3016062, PN 001

Form 5500, Schedule H, Part IV, line 4i

Schedule of Assets (Held at End of Year)

December 31, 2013

	(c) Description of Investment,
	Including Maturity Date, Rate		(e)
(b) Identity of Issue, Borrower,	of Interest, Collateral, Par	(d)	Current
Lessor or Similar Party	or Maturity Value	Cost	Value
Common Collective Trust:
Vanguard Retirement Savings Trust	Common Collective Trust	**	$9,631,184

Mutual Funds:
American Europacific Growth Fund	Mutual Fund	**	2,887,734
Buffalo Small Cap Fund	Mutual Fund	**	361,717
Columbia Acorn Fund Class Z	Mutual Fund	**	2,018,540
PIMCO Total Return Fund	Mutual Fund	**	1,236,008
Vanguard 500 Index Fund	Mutual Fund	**	3,259,489
Vanguard Extended Market Index Fund	Mutual Fund	**	871,922
Vanguard Global Equity Fund	Mutual Fund	**	2,422,746
Vanguard Inflation-Protected Securities Fund	Mutual Fund	**	699,703
Vanguard Morgan Growth Fund	Mutual Fund	**	8,321,428
Vanguard Prime Money Market Fund	Mutual Fund	**	497,655
Vanguard Selected Value Fund	Mutual Fund	**	2,649,477
Vanguard Small-Cap Value Index Fund	Mutual Fund	**	4,449,040
Vanguard Target Retirement 2010	Mutual Fund	**	435,311
Vanguard Target Retirement 2015	Mutual Fund	**	164,923
Vanguard Target Retirement 2020	Mutual Fund	**	1,810,118
Vanguard Target Retirement 2025	Mutual Fund	**	1,460,930
Vanguard Target Retirement 2030	Mutual Fund	**	1,867,513
Vanguard Target Retirement 2035	Mutual Fund	**	2,546,096
Vanguard Target Retirement 2040	Mutual Fund	**	2,968,213
Vanguard Target Retirement 2045	Mutual Fund	**	2,130,647
Vanguard Target Retirement 2050	Mutual Fund	**	1,310,078
Vanguard Target Retirement 2055	Mutual Fund	**	369,242
Vanguard Target Retirement 2060	Mutual Fund	**	79
Vanguard Retirement Income Fund	Mutual Fund	**	587,985
Vanguard Total Bond Mkt Index Fund	Mutual Fund	**	4,395,479
Vanguard Total International Stk Index Fund	Mutual Fund	**	1,144,458
Vanguard Wellington Fund	Mutual Fund	**	6,556,320
Vanguard Windsor II Fund	Mutual Fund	**	3,961,949

Total mutual funds			61,384,800

WPP Stock Fund:
WPP plc	American Depositary Shares	**	895,669

Total Investments			71,911,653

Participant loans	Interest rates from 4.25% - 7.00%
	maturing through February 2031		566,506

Total Assets Held at End of Year			$72,478,159

Permitted party-in-interest

Cost information is not required for participant-directed investments and, therefore, is not included above.

See accompanying Report of Independent Registered Public Accounting Firm.

13-3016062

PN:     001

Total that Constitutes Nonexempt Prohibited Transactions

Participant Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
Late Participant Loan Repayments are included	$—	$122,257	$—	$—

The single item listed above refers to certain participant contributions that were deposited to the Plan in a delayed manner, caused by an inadvertent administrative error. The Employer fully corrected this matter by making all affected participant accounts whole, crediting them with any lost earnings and appreciation for the period of the delayed transfer.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HILL AND KNOWLTON RETIREMENT AND
401k SAVINGS PLAN

Date: June 20, 2014	By:	/s/ Mark Thorne
	Name:	Mark Thorne
	Title:	Global Chief Operating Officer

INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm